Exhibit 4.4

AY DEE KAY, LLC

PHANTOM UNITS AWARD AGREEMENT

This Phantom Equity Award Agreement (this “Agreement”) will be made and entered into as of December __, 2020 by and between Ay Dee Kay, LLC (the “Company”), and (the “Service Provider”). Unless otherwise specified herein, all capitalized terms in this Agreement shall have the same meaning ascribed to such terms under the Phantom Equity Plan of the Company (the “Plan”) and the MTA (as defined in the Plan).

WHEREAS, the Company has authorized the issuance of Phantom Units of the Company to Service Provider, subject to the terms and conditions of this Agreement.

WHEREAS, pursuant to the terms of the MTA, if the Closing of the Transaction occurs, at the Effective Time (as defined in the MTA), Pubco will acknowledge and agree to assume the obligations to issue the Common Stock (or cash equivalent) out the Reserve Consideration subject to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the promises and the undertakings of the parties hereto contained in this Agreement and the Plan, it is hereby agreed as follows:

1. Grant. In consideration of the Service Provider’s provision of Services to the Company, Company hereby issues to the Service Provider [              ] Phantom Units, such that each Phantom Unit entitles the Service Provider, at the Closing of the Transaction contemplated under the MTA (the “Grant Date”), to receive [               ]1 shares of Common Stock pursuant to the terms and conditions set forth in this Agreement and the Plan by Pubco; provided that, if the Closing of the Transaction shall not have occurred by the Termination Date, this Agreement and grant of the Phantom Units hereunder shall be null and void ab initio.

2. Vesting. The Phantom Units shall [vest over four (4) years with twenty-five percent (25%) of the Phantom Units vesting on the first (1st), second (2nd), third (3rd), and fourth (4th) anniversaries of the Grant Date].2 Notwithstanding the foregoing, if the Service Provider’s Service terminates for any reason other than for Cause, vesting shall be accelerated so as to vest the portion of the Phantom Units that would have vested on the next vesting date that would have occurred after such termination of Service.

3. Payment of Phantom Units. Subject to the Service Provider’s continuous Service with the Company through each vesting date, at the time of vesting as set forth in Section 2 of this Agreement, the Service Provider shall be entitled to receive the number of shares of Common Stock set forth in Section 1 above, or, in the complete discretion of the Company, a cash payment in lieu thereof, subject to any applicable withholding obligations. To the extent that payment is settled in Common Stock, the Company will issue Class A Units to Pubco as payment for the Common Stock and Pubco shall act as paying agent for the Company in effecting the payment provided for herein. Settlement, whether in cash or Common Stock, shall be made within sixty (60) days of vesting.

[1]	NTD: represents the number of shares of Common Stock specified in the Illustrative Merger Consideration Payout Schedule column titled “Rights to Receive Class A Shares, Subject to Vesting Conditions (Phantom)” opposite the name of the Service Provider.

[2]	NTD: Vesting schedule may vary depending on when initial grant was contemplated.

4. Termination of Service. In the event of the Service Provider’s termination of Service with the Company for any reason, including the Service Provider’s death or Disability, all Common Stock reserved for by Pubco pursuant to the MTA as Reserve Consideration corresponding to the unvested Phantom Units (determined after taking into account the additional vesting provided for as a result of a termination without Cause) shall be forfeited to Pubco. In the event of the Service Provider’s termination of Service with the Company for Cause, all Common Stock reserved for by Pubco pursuant to the MTA as Reserve Consideration corresponding to the vested and unvested Phantom Units shall be forfeited to Company.

5. No Secured Rights. The Phantom Units granted under this Agreement shall represent no more than an unfunded, unsecured, contractual payment obligation of the Company and the Company shall be under no obligation to set aside any assets to fund such award; provided that upon the Closing of the Transaction, Pubco shall maintain authorized unissued shares of Common Stock equal to 1,815,947

6. Restrictions on Transfer. Phantom Units shall not be directly or indirectly sold, pledged, assigned, hypothecated, transferred, disposed of or encumbered in any manner whatsoever, other than by will or by the laws of descent or distribution.

7. Withholding. Pubco shall withhold (or make arrangements with the Service Provider to receive a cash payment to cover applicable withholding or, if payment is in the form of Common Stock, withhold the number of shares necessary to cover applicable withholding) from any distributions with respect to Phantom Units paid to the Service Provider of all applicable federal, state and local taxes, social security taxes and other amounts which Pubco is required to withhold with respect to such distribution.

8. Plan. This Agreement is made pursuant to the Plan and is in all respects limited by and subject to the express terms and provisions of the Plan.

9. Successors and Assigns. Except as otherwise provided herein, all of the terms and provisions of this Agreement shall inure to the benefit of and be binding upon each of the parties hereto and their respective successors and assigns; provided, however, that the rights and obligations of Service Provider under this Agreement shall not be assignable without the prior written consent of the Company and, following the Closing of the Transaction, Pubco.

10. Governing Law. This Agreement, and any matter or dispute arising out of or related to this Agreement, shall be construed by, subject to and governed in accordance with the internal laws of the State of Delaware without giving effect to conflict of laws or other principles which may result in the application of laws other than the internal laws of the State of Delaware.

11. Service Provider Representations.

(a) The Service Provider acknowledges that the Phantom Units do not represent equity but constitute an unfunded promise to pay compensation in the future which is subject to a substantial risk of forfeiture as provided under Section 2 of this Agreement.

(b) The Service Provider understands that the Phantom Units have not been registered under applicable federal of state securities laws by reason of their issuance by Pubco in a transaction exempt from such registration requirements.

(c) The Service Provider is able to bear the economic risk of investment in the Phantom Units and has such knowledge and experience in financial or business matters, and has consulted qualified counsel as necessary, to be capable of evaluating the merits and risks of the investment in the Phantom Units.

(d) The Service Provider acknowledges and agrees that nothing in this Agreement, nor in the Plan shall confer upon the Service Provider any right to continue in the service of the Company, Pubco or any Affiliate, nor shall it interfere in any way with Service Provider’s right or the Company’s right to terminate the Service Provider’s service at any time, with or without Cause.

(e) The Service Provider agrees to be bound by any and all provisions of this Agreement.

(f) The Service Provider understands that all distributions made with respect to Phantom Units shall be included in the Service Provider’s ordinary income at the time of payment whether in the form of Common Stock or cash.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

AY DEE KAY, LLC

By:
Name:
Title:

SERVICE PROVIDER

Name:

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